UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                 April 2008

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Audited Financial Statements: Fiscal 2007 Ended 12/31/2007

    Form 52-109F1: CEO Certification of Annual Filings

    Form 52-109F1: CFO Certification of Annual Filings

    Financial Statements: Management’s Discussion/Analysis

2.  Form 13-502F1: Annual Participation Fee For Reporting Issuers

3.  Statement of Reserves Data and Other Oil/Gas Information,

    Dated 4/25/2008

4.  Notice of Meeting, dated 4/23/2008

    Information Circular

    Proxy Statement

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
April 23, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
April 23, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2007	2006

ASSETS

Current
Cash	$ 34,617	$ 50,691
Receivables	46,949	127,873
Prepaids	24,183	22,559

	105,749	201,123

Advances on oil and gas properties	-	62,599
Oil and gas properties (Note 4)	514,105	1,347,654

	$ 619,854	$ 1,611,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 93,702	$ 58,616
Loan payable (Note 5)	103,047	-

	196,749	58,616

Future site restoration (Note 6)	36,022	10,494

	232,771	69,110

Shareholders' equity
Capital stock (Note 7)	13,590,071	13,508,437
Contributed surplus (Note 7)	595,755	486,968
Deficit	(13,798,743)	(12,453,139)

	387,083	1,542,266

	$ 619,854	$ 1,611,376

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

/s/ Martin Cotter	Director	/s/ Neil Iverson	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

REVENUE
Oil and gas revenue, net of royalties	$ 392,534	$ 777,455	$ 593,598

DIRECT COSTS
Depletion	1,233,325	399,036	122,269
Operating expenses	94,912	195,070	221,664

Total direct costs	(1,328,237)	(594,106)	(343,933)

EXPENSES
Consulting and administration fees	29,419	22,882	34,750
Interest expense	2,337	-	-
Investor relations	44,355	75,208	53,635
Management fees – related party	79,900	80,875	72,000
Office and miscellaneous	53,657	27,161	48,760
Professional fees	91,377	154,858	58,694
Shareholder costs	13,272	16,508	25,633
Stock-based compensation	46,671	205,385	75,193
Transfer agent and regulatory fees	22,219	19,795	25,546
Travel and promotion	10,644	11,977	8,488

Total expenses	(393,851)	(614,649)	(402,699)

Loss before other item	(1,329,554)	(431,300)	(153,034)

OTHER ITEM
Foreign exchange loss	(16,050)	(3,817)	(7,214)

Loss and comprehensive loss for the year	(1,345,604)	(435,117)	(160,248)

Deficit, beginning of year	(12,453,139)	(12,018,022)	(11,857,774)

Deficit, end of year	$(13,798,743)	$(12,453,139)	$(12,018,022)

Basic and diluted loss per share	$ (0.03)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	44,633,841	43,938,176	41,572,559

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(1,345,604)	$ (435,117)	$ (160,248)
Items not affecting cash:
Depletion	1,233,326	399,036	122,269
Write-off of accounts payable	-	-	(8,215)
Accrual of management fees	-	-	72,000
Stock-based compensation expense	46,671	205,385	75,193

Changes in non-cash working capital items:
(Increase) decrease in receivables	83,551	(52,305)	(5,955)
(Increase) decrease in prepaids	(1,624)	(22,559)	5,625
Increase (decrease) in accounts payable and accrued liabilities	35,086	(30,507)	(185,772)

Cash provided by (used in) operating activities	51,406	63,933	(85,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Repaid to related parties	-	(16,571)	(207,031)
Loan payable	103,047	-	-
Proceeds from issuance of capital stock	150,000	93,750	479,175
Share issuance costs	-	-	(24,942)
Capital stock purchased for cancellation	(6,250)	(40,000)	-

Cash provided by financing activities	246,797	37,179	247,202

CASH FLOWS FROM INVESTING ACTIVITIES
Advances on oil and gas properties	-	(62,599)	-
Oil and gas property recoveries	61,355	-	-
Oil and gas property expenditures	(375,632)	(177,368)	(47,096)

Cash used in investing activities	(314,277)	(239,967)	(47,096)

Change in cash during the year	(16,074)	(138,855)	115,003

Cash, beginning of year	50,691	189,546	74,543

Cash, end of year	$ 34,617	$ 50,691	$ 189,546

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2007	2006
Working capital (deficiency)	$ (91,000)	$ 142,507
Deficit	(13,798,743)	(12,453,139)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year.  Actual results could differ from these estimates. Significant accounts that require estimates relate to the impairment and depletion of oil and gas property interests, valuation allowances for future income tax assets, stock-based compensation and the valuation of warrants in private placements.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2007, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content.  The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties.  The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in the loss for the year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company uses the fair value-based method for stock-based compensation and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes.  Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2007, 2006 and 2005, the total number of potentially dilutive shares excluded from loss per share is 5,500,000, 5,880,000, 5,362,500 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.  The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company’s financial statements.

Assessing going concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Recent accounting pronouncements (cont’d…)

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

International financial reporting standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

3. CHANGE IN ACCOUNTING POLICY (cont’d…)

Financial instruments – recognition and measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

• Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

In accordance with this new standard, the Company has classified its financial instruments as follows:

• Cash is classified as held-for-trading.

• Receivables are classified as loans and receivables.

• Accounts payable and accrued liabilities and loan payable are classified as other liabilities.

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their fair values due to their short term nature.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

3. CHANGE IN ACCOUNTING POLICY (cont’d…)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

Comprehensive income (Section 1530)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. The presentation of “accumulated other comprehensive loss” in the shareholders’ equity section of the consolidated balance sheet is not required because the closing balance is nil.

4. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2007	2006

Oil and gas properties:
U.S.A., proved	$ 3,053,310	$ 2,879,005
Canada, unproved	335,087	109,616

	3,388,397	2,988,621

Less: Accumulated depletion	(2,874,292)	(1,640,967)

	$ 514,105	$ 1,347,654

At December 31, 2007, the oil and gas properties include $335,087 (2006 - $109,616) relating to unproved properties that have been excluded from the depletion calculation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

4. OIL AND GAS PROPERTIES (cont’d…)

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

During fiscal 2007, the Company paid net acquisition costs of $252,489 (2006 - $22,009) on an additional prospect located in Ontario, Canada. The Company has a 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2007, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $1,049,683 included in accumulated depletion.

The full cost ceiling test results as of December 31, 2007 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2008	$ 7.00	$ 76.93
2009	7.54	69.92
2010	7.45	71.49
2011	7.40	67.39

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

5. LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

As at December 31, 2007, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.   Subsequent to December 31, 2007, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$350,000.

6. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2007	2006

Asset retirement obligation, beginning of year	$ 10,494	$ 10,494
Liabilities incurred	25,528	-

Asset retirement obligation, end of year	$ 36,022	$ 10,494

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $52,739 (2006 - $10,494). The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2011.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	13,398,523	337,747
Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)

	44,058,792	13,548,437	486,968
Purchased for cancellation	(300,000)	(40,000)	-

Balance, December 31, 2006	43,758,792	13,508,437	486,968
Private placement	1,500,000	150,000	-
Finder’s fee	53,571	5,357	-
Stock-based compensation	-	-	46,671
Purchased for cancellation	(50,000)	(6,250)	-
Reclassification on cancellation	-	(62,116)	62,116
Share issuance costs	-	(5,357)	-

Balance, December 31, 2007	45,262,363	$ 13,590,071	$ 595,755

Common shares returned to treasury

On December 7, 2005, the Company cancelled 103,125 common shares that were held in escrow.

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During fiscal 2007, the Company purchased 50,000 (2006 – 300,000) common shares for $6,250 (2006 - $40,000) to return to treasury.  These 350,000 common shares were cancelled during fiscal 2007 resulting in a reclassification of $62,116 from capital stock to contributed surplus.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

During the year ended December 31, 2007, the Company issued the following units:

i) 1,500,000 units at $0.10 per unit for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.12 per share expiring July 6, 2009. The Company issued 53,571 common shares valued at $5,357 as Finder’s Fees.

During the year ended December 31, 2006, the Company issued the following common shares:

i) 625,000 common shares pursuant to the exercise of stock options for gross proceeds of $93,750.

During the year ended December 31, 2005, the Company issued the following common shares:

i) 1,194,500 common shares pursuant to the exercise of stock options for proceed of $179,175.

ii) In September 2005, the Company issued 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.15 per share expiring September 14, 2007. The Company paid a finder’s fee and other issuance costs of $24,942.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options	300,000	$ 0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010

Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2004	1,444,559	$ 0.23	3,200,000	$ 0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15

Outstanding, December 31, 2005	2,387,500	0.16	2,975,000	0.15
Granted	-	-	2,725,000	0.15
Exercised	-	-	(625,000)	0.15
Expired/cancelled	(387,500)	0.20	(1,195,000)	0.15

Outstanding, December 31, 2006	2,000,000	0.15	3,880,000	0.15
Granted	1,500,000	0.12	1,625,000	0.10
Expired/cancelled	(2,000,000)	0.15	(1,405,000)	0.15

Outstanding, December 31, 2007	1,500,000	$ 0.12	4,100,000	$ 0.13

Number currently exercisable	1,500,000	$ 0.12	4,100,000	$ 0.13

Stock-based compensation

During the year ended December 31, 2007, the Company granted 1,625,000 (2006 – 2,725,000; 2005 – 1,349,500) stock options to directors and consultants at a weighted average fair value of $0.03 (2006 - $0.08; 2005 - $0.06) per option. As at December 31, 2007, all of these options had vested with an attributed stock-based compensation expense of $46,671 (2006 - $205,385; 2005 - $75,193) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used in the valuation of stock options granted:

	2007	2006	2005

Risk-free interest rate	4.5%	4.1%	3.4%
Expected life of options	3 years	1.4 years	2 years
Annualized volatility	52%	93%	81%
Dividend rate	0.00%	0.00%	0.00%

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash paid during the year for interest	$ 2,337	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2007 included:

a) Recognizing $2,627 in oil and gas recoveries through receivables.

b) Issuing 53,571 common shares at a value of $0.10 to pay $5,357 as finder’s fees for a private placement.

c) Incurring oil and gas property expenditures through advances paid previously of $62,599.

d) Reclassifying $62,116 from capital stock to contributed surplus on the purchase and cancellation of 350,000 common shares

e) Accruing future site restoration costs of $34,550

During the year ended December 31, 2006 the Company recognized $1,919 in oil and gas recoveries through receivables.

Significant non-cash transactions during the year ended December 31, 2005 included:

a) The accrual of future site restoration costs of $4,021.

b) The cancellation of 103,125 escrow shares with a value of $31,556.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

9. RELATED PARTY TRANSACTIONS

The Company paid management fees of $79,900 (2006 - $80,875; 2005 - $72,000) to a director.  Included in prepaid expenses as at December 31, 2007 is management fees of $21,533 (December 31, 2006 – $20,527).

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss for the year	$ (1,345,604)	$ (435,117)	$ (160,248)

Expected income tax recovery	$ (457,854)	$ (157,870)	$ (54,794)
Non-deductible items for income tax purposes	435,255	209,857	56,503
Other items deductible for income tax purposes	(68,352)	(224,401)	(108,310)
Unrecognized benefits of non-capital losses	90,951	172,414	106,601

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Oil and gas properties	$ 450,114	$ 803,779
Mineral property and related exploration expenditures	214,605	83,016
Financing fees	7,035	18,116
Operating losses available for future periods	645,483	702,674

	1,317,237	1,607,585
Valuation allowance	(1,317,237)	(1,607,585)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

10. INCOME TAXES (cont’d…)

The Company has incurred operating losses of approximately $2,391,000 in Canada which, if unutilized, will expire through 2027. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

11. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $335,087 (2006 - $109,616) and the total amount of capital assets attributable to the U.S.A. is $179,388 (2006 - $1,238,038).

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company:

a) Negotiated an option to acquire up to a 90% interest in leases in the Chico Martinez oil field in Kern County, California, in conjunction with Petromark Energy Group.  The Company is currently evaluating the property, the development plans for the project and the final interest the Company may acquire.

b) Granted stock options to acquire 600,000 common shares exercisable at $0.10 per share expiring on January 23, 2010.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2007	2006

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 619,854	$ 1,611,376

Total liabilities under Canadian GAAP and United States GAAP	$ 232,771	$ 69,110

Capital stock, common shares returned to treasury and contributed surplus	14,185,826	13,995,405
under Canadian GAAP
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock, common shares returned to treasury and contributed surplus
under United States GAAP	14,945,122	14,754,701

Deficit under Canadian GAAP	(13,798,743)	(12,453,139)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)

Deficit under United States GAAP	(14,558,039)	(13,212,435)

Total shareholders' equity under United States GAAP	387,083	1,542,266

Total liabilities and shareholders' equity under United States GAAP	$ 619,854	$ 1,611,376

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Any impairment loss as a result of the ceiling test is to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties (cont’d…)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007, 2006 and 2005.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2007, 2006 and 2005.

For the year ended December 31, 2002 and prior, for United States GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2007, 2006, and 2005 was 44,633,841, 43,951,326 and 41,476,215, respectively.  Accordingly, the loss per share for the years ended December 31, 2007, 2006, and 2005 was $(0.03), $(0.01) and $(0.01), respectively.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements (cont’d…)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.

The Company does not expect that the adoption of these new accounting pronouncements will have a significant effect on its financial statements.

Form 52-109 – Venture Issuer Basic Certification of Annual Filings

I, Martin Cotter, Director and performing functions similar to that of a Chief Executive Officer of Portrush Petroleum Corporation, certify the following:

1. I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Portrush Petroleum Corporation (the issuer) for the financial year ended December 31, 2007.

2. Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April   30, 2008

“Martin Cotter”

_______________________

Martin Cotter

Director

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109 – Venture Issuer Basic Certification of Annual Filings

I, Martin Cotter, Director and performing functions similar to that of a Chief Financial Officer of Portrush Petroleum Corporation, certify the following:

1. I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Portrush Petroleum Corporation (the issuer) for the financial year ended December 31, 2007.

2. Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April  30, 2008

“Martin Cotter”

_______________________

Martin Cotter

Director

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

iii) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

iv) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has nine gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended December 31, 2007 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 28, 2008.

2007 Highlights

• Drilling has been completed on the first two wells of a new four well program in Mission River. The wells were drilled to a depth of 8,600 feet and the Company is waiting for the completion results of the second well. A total of four wells are planned. The Company holds a 10% working interest in the Mission River Project.

•  The Company has established a credit facility with a Texas based bank to finance future cash calls on the current Mission River drilling program.

• The Company drilled the Waubuno prospect in Ontario to a total depth of 729.0m without encountering a pinnacle reef. The well is considered a near miss of a pinnacle reef and the Company is planning a 3D seismic survey over the lands to pinpoint a drillable anomaly.

• Reported oil and gas revenues for the 12 month period ended December 31, 2007 was $392,534 compared to $777,455 for the same period in 2006, with a reported net loss of $0.03 per share for the period in 2007 compared to a net loss of $0.01 per share for fiscal 2006.

• During fiscal 2007, revenue from the original eight well Mission River drilling program declined at rate faster than forecast and accordingly the Company has decided to record a write-down of $1,049,683 which is included in accumulated depletion.

Oil and Gas Properties

Ontario prospects, Canada

The Company negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef.  The well encountered a number of “reef proximity indicators” including two zones of reef derived “Sucrosic Dolomite” in the upper A1 Carbonate formation.  The lower zone with 11.8’ of thickness gave up good oil showings while drilling.  The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion.  “Fracturing stimulation” is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef.  The 2D Seismic anomaly on which it was drilled is considered “sideswipe” to a pinnacle.   The Company is planning a more sophisticated 3D Seismic survey over the lands to pinpoint a drillable anomaly.  This survey might take place in February when the ground could be frozen.  This would minimize land damages in a very sensitive area. The well is presently being saved in anticipation of directionally drilling in the direction of the pinnacle subject to the seismic results.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

During fiscal 2007, the Company paid net acquisition of $252,489 (2006 - $22,009) on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Mission River Project, Texas U.S.A

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

During the period ended December 31, 2007, the operator announced plans to drill four additional wells. The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 and 7 wells. The first well, the Scanio/Shelton No.8 well was drilled to a depth of 8,600 feet in January, 2008. The second well, the Scanio/Shelton No. 10 well will be drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier. The number eight well is currently producing at a rate of approximately eight hundred thousand cubic feet of gas a day and forty five barrels of oil a day.

Lenox Project, Michigan U.S.A.

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Financial Information

	Year-end 12/31/07	Year-end 12/31/06	Year-end 12/31/05
Revenues (Net)	392,534	777,455	593,598
General and Administrative Expenses (not including stock based compensation) Stock Based Compensation Expenses	347,180 46,671	409,264 205,385	327,506 75,193
Write-off of receivable	Nil	Nil	Nil
Net Income (Loss) per share	(1,345,604) (0.03)	(435,117) (0.01)	(160,248) (0.01)
Working Capital (deficiency)	(91,000)	142,507	157,501
Oil & Gas Properties	514,105	1,347,654	1,571,241
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities (1)	$ 387,083 45,262,363	$ 1,542,266 43,758,792	$ 1,718,248 43,433,792

1.  During the year ended December 31, 2007, the company returned to treasury and cancelled 50,000 common shares. During the year ended December 31, 2006, the Company returned to treasury 300,000 common shares that were later cancelled in 2007. During the year ended December 31, 2005, the Company cancelled 103,125 common shares that were held in escrow.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year ended December 31, 2007, the Company recorded gross revenue of $392,534 compared with $777,455 in 2006. Well operating expenses were $94,912 compared with $195,070 in the previous year and the Company recorded depletion expenses of $1,233,325 compared with $399,036 in 2006.

General and administration expenses before non-cash expenses were $347,180 compared with $409,264 for the same period in 2006. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $46,671. General and Administrative expenses decreased due to a decrease in investor relations and professional fees. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for the coming year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

As at December 31, 2007, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (1)	(2,207) (2)	(42,040) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(4)	(234,176)(5)	(40,487) (6)	(167,322)(7)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713	93,829	60,853
	Net Income (loss)	(73,191)	(91,248) (8)	(118,920) (9)	(1,062,245) (10)
	Basic and diluted Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

During the quarter, the Company recorded stock based compensation expenses of (1) $Nil, (2) $2,876, (3) $42,645, (4) $9,540, (5) $204,400, (6) $6,889, (7) $20,731, (8) $12,636, (9) $25,703, (10) $8,332

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Discussion of Fourth Quarter Results

Total revenues for the three month period ended December 31, 2007 decreased to $60,853 when compared to the previous quarter. Revenues decreased because of a decrease in production from the Lenox Project in Michigan and the Mission River project in Texas. The net loss for the three months ended December 31, 2007 increased to $1,062,245 when compared to the net loss from the previous quarter. Most administration expenses were consistent with previous quarters. However, there was an increase in depletion expense, a non-cash charge to operations, during the quarter resulting from an adjustment to reserve estimates on the US oil and gas properties.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Share Buy Back Program

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During fiscal 2007, the Company purchased 50,000 (2006 – 300,000) common shares for $6,250 (2006 - $40,000) to return to treasury.  These 350,000 common shares were cancelled during fiscal 2007 resulting in a reclassification of $62,116 from capital stock to contributed surplus.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,262,363

Stock options	4,700,000

Warrants	1,500,000

(See Note 7 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

 Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.  The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company’s financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Change in Accounting Policy

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

• Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

Subsequent to December 31, 2007, the Company:

a) Announced that Mr. Phil Pearce joined the Company’s advisory board.

c) Granted stock options for 600,000 common shares exercisable at $0.10 per share expiring on January 23, 2010.

d) Placed the Scanio/Sheldon No. 8 well in the Mission River property in Texas, on production. The well was drilled to a total depth of 8,600 feet.

e) Negotiated an option, in conjunction with Petromark Energy Group, to acquire up to a 90% interest in the leases for the Chico Martinez oil field in Kern County, California. The Company is currently evaluating the property and development plans and its level of participation in the project.

f) Announced that the second well of the new four well program, the Scanio/Shelton No. 10 well on the Mission River Property in Texas, will be drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier. The number eight well is currently producing at a rate of approximately eight hundred thousand cubic feet of gas a day and forty five barrels of oil a day.

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

_____________________________________________________________________________________________________

Reporting Issuer Name:  Portrush Petroleum Corporation

Financial Year Ending, used in

calculating the participation fee:  December 31, 2007

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year	45,262,363
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X	$0.11
Market value of class or series =	$4,978,860
		4,978,860 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

		n/a(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): [Provide details of how determination was made.]		n/a(B)
(Repeat for each class or series of corporate debt or preferred shares)		n/a(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$4,978,860

Total fee payable in accordance with Appendix A of the Rule		$600

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)
Total Fee Payable x Number of entire months remaining in the issuer’s financial year 12
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		n/a

PORTRUSH PETROLEUM CORPORATION

(the “Corporation”)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated April 30, 2008. The effective date of the Statement is December 31, 2007 and the preparation date of the Statement is April 25th, 2008.

The reserves information presented in this Statement is for the Mission River and Lenox Properties. The evaluation of the Mission River and Lenox Properties was prepared by DeGolyer and MacNaughton Canada Limited (the “Consultant’s Report”). Monetary values in this report are expressed in United States (U.S.) dollars.

Disclosure of Reserves Data

The reserves data set forth below (the “Reserves Data”) is based upon evaluation by the Consultant with an effective date of December 31, 2007 contained in the Consultants Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Consultant’s Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged the Consultant to provide an evaluation of proved and proved plus probably reserves and no attempt was made to evaluate possible reserves.

All of Portrush’s reserves are in the United States. The Mission River Property is in the state of Texas and the Lenox Property is in the state of Michigan.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by Independent Qualified Reserves Evaluators in Form 51-101F2 are attached as Schedules “A” and “B” respectively.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation’s crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

TABLE R-1

PORTRUSH PETROLEUM CORPORATION

RESERVES RECONCILIATION - FORECAST PRICE CASE
COMPANY SHARE GROSS

Effective Date: December 31, 2007

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
TOTAL PROVED PRODUCING						
Opening Balance (Dec. 31, 2006) ****	6,760	6,760	-	31	-	11,927
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(115)	(115)	-	19	-	3,052
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(3,033)	(3,033)	-	(31)	-	(8,200)
Closing Balance (Dec. 31, 2007)	3,612	3,612	-	19	-	6,779
TOTAL PROVED DEVELOPED						
Opening Balance (Dec. 31, 2006) ****	24,761	24,761	-	143	-	48,594
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(18,116)	(18,116)	-	(93)	-	(33,616)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(3,033)	(3,033)	-	(31)	-	(8,200)
Closing Balance (Dec. 31, 2007)	3,612	3,612	-	19	-	6,779
TOTAL PROVED						
Opening Balance (Dec. 31, 2006) ****	27,577	27,577	-	143	-	51,410
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(20,932)	(20,932)	-	(93)	-	(36,432)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(3,033)	(3,033)	-	(31)	-	(8,200)
Closing Balance (Dec. 31, 2007)	3,612	3,612	-	19	-	6,779
TOTAL PROVED + PROBABLE						
Opening Balance (Dec. 31, 2006) ****	104,212	104,212	-	696	-	220,212
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(95,916)	(95,916)	-	(642)	-	(202,916)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(3,033)	(3,033)	-	(31)	-	(8,200)
Closing Balance (Dec. 31, 2007)	5,263	5,263	-	23	-	9,096
TOTAL PROVED + PROB + POS						
Opening Balance (Dec. 31, 2006) ****	112,190	112,190	-	1,187	-	310,023
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(103,894)	(103,894)	-	(1,133)	-	(292,727)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(3,033)	(3,033)	-	(31)	-	(8,200)
Closing Balance (Dec. 31, 2007)	5,263	5,263	-	23	-	9,096

The numbers in this table may not exactly add due to rounding.

* Includes technical revisions due to reservoir performance, geological and engineering changes; economic revisions due to changes in economic limits; and working interest changes resulting from the timing of interest reversions.

** Includes production attributable to any acquired interests from the acquisition date to effective date of the report and production realized from disposed interests from the opening balance date to the effective date of disposition.

*** Includes economic revisions related to price and royalty factor changes

**** Opening balances for the Mission River property were obtained from a third party reserves evaluator.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

• analysis of drilling, geological, geophysical and engineering data;

• the use of established technology; and

• specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have been previously on production, and the date of resumption of production must be known with reasonable certainty.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have been on production, but are shut-in, and the date of resumption of production is unknown.

(d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to the individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by the Contractors and in the Contractors Report were an average of forecast prices published by DeGolyer and MacNaughton Canada Limited as at December 31, 2007.

DEGOLYER AND MACNAUGHTON CANADA LIMITED PRICE FORECAST

EFFECTIVE DATE 31-Dec-2007 RELEASE DATE 31-Dec-2007

YEAR	OIL FIELD COSTS INFLATION %	EXCHANGE $US/$CDN	WTI UNESC $US/BBL	WTI @CUSHING $US/BBL	EDM. OIL PRICE D2S2 $/BBL	HEAVY OIL 25 API HARDISTY $/BBL	HEAVY OIL 12 API HARDISTY $/BBL	NYMEX Henry Hub Reference US$/Mcf	ALBERTA PLANTGATE AGGREGATOR $/Mcf	ALBERTA PLANTGATE SPOT $/Mcf	BC CANWEST PLANT GATE $/Mcf	SASK GAS $/Mcf	C2 ETHANE PRICE $/BBL	C3 EDMONTON PROPANE PRICE $/BBL	C4 EDMONTON BUTANE PRICE $/BBL	C5 EDMONTON PENTANES PLUS $/BBL	PLANT GATE SULPHUR PRICE $/TON
2000	2.4	0.674	-	30.36	44.62	34.79	28.12	4.11	4.61	5.19	5.04	5.01	NA	31.92	35.49	46.28	13.78
2001	2.4	0.646	-	25.82	39.48	25.09	17.73	4.14	5.21	5.24	6.27	6.15	NA	30.37	29.51	42.60	-10.47
2002	2.4	0.637	-	26.04	40.11	31.68	27.34	3.30	3.77	3.87	3.76	4.02	NA	20.63	26.59	40.85	8.55
2003	2.5	0.716	-	30.99	43.52	33.06	27.10	5.45	5.98	6.33	6.09	6.58	NA	31.89	34.60	44.42	40.84
2004	2.0	0.770	-	41.39	53.06	38.09	30.09	6.10	6.28	6.22	6.13	6.74	NA	34.78	41.22	54.81	39.85
2005	2.1	0.826	-	56.48	69.28	45.66	34.13	8.67	8.44	8.32	7.87	8.46	NA	41.27	49.09	72.64	38.77
2006	2.2	0.882	-	66.02	73.36	51.90	41.92	7.00	6.53	6.20	6.24	6.88	NA	43.31	57.06	76.59	20.47
2007	1.6	0.936	-	72.09	76.80	54.00	43.72	6.96	5.89	6.13	6.10	6.38	NA	48.42	61.05	78.14	30.67
2008	0.0	1.000	90.00	90.00	89.50	63.55	54.30	7.75	6.46	6.69	6.30	6.75	31.33	55.49	71.60	91.29	20.00
2009	3.0	1.000	84.00	86.52	86.01	61.06	52.31	8.35	7.10	7.29	6.91	7.41	30.10	53.32	64.50	87.73	21.00
2010	3.0	1.000	80.00	84.87	84.34	59.88	52.13	8.25	7.04	7.18	6.85	7.34	29.52	52.29	63.26	86.03	22.00
2011	2.0	1.000	77.00	83.32	82.78	58.78	51.28	8.20	7.03	7.13	6.84	7.33	28.97	51.32	62.09	84.44	23.00
2012	2.0	1.000	75.00	82.78	82.23	58.38	50.88	8.30	7.14	7.19	6.93	7.43	28.78	50.98	61.67	83.87	24.00
2013	2.0	1.000	73.00	82.19	81.62	58.36	50.86	8.35	7.21	7.21	7.00	7.50	28.57	50.61	61.22	83.26	25.00
2014	2.0	1.000	71.00	81.53	80.96	58.29	50.79	8.52	7.35	7.35	7.13	7.64	28.34	50.19	60.72	82.58	25.50
2015	2.0	1.000	70.00	81.99	81.41	59.02	51.52	8.69	7.49	7.49	7.27	7.79	28.49	50.47	61.06	83.03	26.01
2016	2.0	1.000	70.00	83.63	83.03	60.62	53.12	8.86	7.64	7.64	7.41	7.94	29.06	51.48	62.28	84.70	26.53
2017	2.0	1.000	70.00	85.30	84.70	61.83	54.33	9.04	7.78	7.78	7.55	8.09	29.64	52.51	63.52	86.39	27.06
2018	2.0	1.000	70.00	87.01	86.39	63.06	55.56	9.26	7.97	7.97	7.73	8.29	30.24	53.56	64.79	88.12	27.60
2019	2.0	1.000	70.00	88.75	88.12	64.33	56.83	9.50	8.17	8.17	7.93	8.50	30.84	54.63	66.09	89.88	28.15
2020+	2.0	escalate oil, gas and product prices at 2.0% per year thereafter

Future Development Costs

The Corporation has not deducted any development costs in the estimation of the Corporation’s future net revenue attributable to the proved or proved and probable reserve categories as the Corporation’s interest in the Mission River field is a carried interest and there are none forecast for the Lenox project.

Other Oil and Gas Information

The following is a description of Portrush’s principal oil and natural gas properties as at December 31, 2007. The following descriptions do not include the properties acquired by Portrush after that date. Unless otherwise indicated, production stated is the average production for the period from January 1, 2007 to December 31, 2007 received in respect of the Corporation’s working interest share attributable before deduction of royalties. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2007.

The properties comprising the Corporation’s assets are all located in the United States: the Lenox Property located in the State of Michigan and the Mission River Property located in the State of Texas. As at December 31, 2007 Portrush’s properties were comprised of 8 producing natural gas wells and 2 producing oil wells in the aggregate.

Mission River Property, Texas

The Corporation entered into an agreement with the McAlester Fuel Corporation of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Corporation paid 10% of the estimated drilling costs for the 12 shallow well development-drilling program and acquired a 10% working interest in the 12 well project. The property is subject to operating costs and tax which reduces the gross income by 25%. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems. The initial 12 well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet. After the first six shallow wells were drilled the working interest partners agreed to drill two deep tests in exchange for the six remaining shallow wells. The two deep wells have been drilled to 8,300 feet and 8,200 feet.

Lenox Property, Michigan

The Corporation has a 22.5% working interest, in the Lenox project in Macomb County, SE Michigan. The project consists of two oil wells on production with excess gas being flared. The South Niagaran Reef Trend in the Michigan Basin contains oil and gas filled reefs and the Lenox-Richards 1-20 was placed on production as an oil well from the Brown Niagaran Reef. In 2003, the Lenox-Martin 1-21 was drilled into the same pool.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2007.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
U.S.	3	0.55	0	0	3	0.2	4.4
Total	3	0.55	0	0	3	0.2	4.4

Undeveloped Reserves

As at December 31, 2007, the 12 shallow well development-drilling program for Mission River had completed 6 shallow wells and 2 deep wells (in place of the 6 remaining shallow wells). The operator of the project has decided to proceed with a new deep well program and the Company expects four additional deep wells to be drilled in 2008. The Company has paid $149,500 for its 10% share of the cost of the first new program deep well, the Scanio-Hawn No.1 drilled to a depth of 8,670 feet. The well is expected to go on production February 2008. Reserves have not been assigned to this well.

The following table sets out the Corporation’s developed and undeveloped land holdings as at December 31, 2007.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
U.S.	400	61.5	740	99	1140	160.5
Total	400	61.5	740	99	1140	160.5

Abandonment and Reclamation Costs

The net wells to which the Corporation’s share of abandonment and reclamation costs applies is 0.55 for oil wells and 0.2 for gas wells. The Corporation has accounted for salvage value in its estimates of these costs which is considered acceptable by industry standards. These costs are projected to occur in the last year of economic production of the producing wells.

Production Estimates

Tax Horizon

The Corporation does not expect to pay income taxes on income from its oil and gas projects in the next fiscal year.

Risks Related to the Corporation’s Oil/Gas Operations

Volatility of Oil and Gas Prices

The Corporation’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Corporation’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Corporation may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk.  There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Corporation’s properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable.  In its efforts to acquire properties, the Corporation competes with other companies that have significantly greater resources.  Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.  Competition for producing properties will be affected by the amount of funds available to the Corporation, information available to the Corporation and any standards established by the Corporation for the minimum projected return on investment.  Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that the Corporation will recover commercial quantities of hydrocarbons in the future.  The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Corporation.  These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection).  In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Corporation.  The Corporation may be subject to liability for pollution and other damages due to hazards that cannot be insured against due to prohibitive premium costs or for other reasons.  Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted.  Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Corporation or its ability to develop its properties on an economically feasible basis.  Before development and production can commence on any properties, the Corporation must obtain regulatory and environmental approvals.  There is no assurance that such approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 11:00 A.M

ON THURSDAY MAY 29, 2008

IN THE BOARDROOM OF THE

COMPUTERSHARE TRUST COMPANY OF CANADA

ON THE 3RD FLOOR, 510 BURRARD STREET

VANCOUVER, B.C. V6C 3B9

April 29, 2008

Dear fellow shareholders:

Over the past year Portrush investigated a number of very interesting oil and gas and gas storage prospects and continued to develop its oil and gas development properties.

The Mission River field continues to be developed with a deep test currently being drilled.  This program builds on the successful initial program. McAlester, the operator, has defined the prospect by a combination of subsurface well control and 3D seismic. Additional deep drilling is planned to fully develop and recover the reserves and a decision will be taken after this next well regarding the number of wells to be drilled.

The Company maintained its interest the Lenox project in Macomb County, SE Michigan where the Company has a 22.5% working interest in two producing wells, the Martin 1-21 and the Richards 1-20.

In association with Hadley Resources Limited, the Company has located an excellent 6.2 BCF Pinnacle Reef Prospect in the heart of Gas Storage Country, Moore Township, Lambton County, South-western Ontario. The well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef. The well encountered a number of "reef proximity indicators" including two zones of reef derived "Sucrosic Dolomite" in the upper A1 Carbonate formation. The 2D Seismic anomaly on which it was drilled is considered "sideswipe" to a pinnacle. The Company has received a proposal and a more sophisticated 3D Seismic survey over the lands to pinpoint a drillable anomaly is currently underway.

The prospect is favourably located on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

I want to thank my fellow board members for their support throughout the year. I also want to thank all those who worked in various capacities during the year and who have continued to demonstrate the drive and dedication necessary for the success we have achieved and will continue to achieve.

ON BEHALF OF THE BOARD,

“Martin Cotter”

Martin Cotter

President

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders of PORTRUSH PETROLEUM CORPORATION (the "Company") will be held on Thursday May 29, 2008, in the Boardroom of the Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 at 11:00 a.m. for the following purposes:

1. To receive and consider the report of the directors and the Audited Financial Statements of the Company for the year ended December 31, 2007, together with the Auditor's Report.

2. To fix the number of directors at three.

3. To elect Directors for the ensuing year.

4. To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5. To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 23rd day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

       “Martin Cotter”

      Martin Cotter, Director and President

PORTRUSH PETROLEUM CORPORATION

(the “Company”)

Suite 200 – 1687 W. Broadway

Vancouver, B.C. V6J 1X2

INFORMATION CIRCULAR

This information is given as of April 23, 2008

This information circular is furnished in connection with the solicitation of proxies by the management of PORTRUSH PETROLEUM CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on May 29, 2008, and at any adjournments thereof (the “Meeting”). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or a form of proxy.

The voting instruction form, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions.

The Non-Registered Holder may be given a form of proxy which has already been signed by the Intermediary restricted as to the number of shares beneficially owned by the Non-Registered Holder. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Investor Services Inc., at the address or fax number as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 45,262,363 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on April 23, 2008 (the “Record Date”) will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if  such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Appointment Date	Number of Shares
Martin P. Cotter[1] Dublin, Ireland President and Director	Self-employed professional engineer. Director of the Company from 1996 to present.	January 29, 1996	2,896,666
Neal Iverson[1] Vancouver, B.C. Director	President of NCI Realty Limited, a commercial real estate brokerage firm based in Vancouver.	September 26, 2001	0
Wesley Franklin[1] Coupeville, WA Director	Chief Geologist with the McAlester Fuel Company.	May 31, 2005	1,000,000

The above information was provided by the individual nominee.

(1) Member of the audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to the President and Chief Executive Officer, Mr. Martin Cotter, in 2007 for services rendered to the Company for the periods indicated. The Company has only one named executive officer (“NEO”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
		Awards	Payouts
Name and Principal Position	Fiscal Year (Oct. 31)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Martin P. Cotter President & C.E.O.	2007 2006 2005 2004 2003	79,900 80,875 72,000 72,000 72,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	500,000 1,500,000 1,000,000 500,000 500,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Stock Options Granted During 2007

The following table sets forth the options to purchase common shares of the Company granted during 2007 to the Named Executive Officers of the Company.

OPTIONS/SAR GRANTS DURING THE MOST RECENT COMPLETED FINANCIAL YEAR
NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Martin Cotter	500,000	56%	$0.10	$0.09	August 9, 2010

Stock Options Exercised During 2007

There were no stock options exercised during 2007 by the Named Executive Officers of the Company.

There are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a changed of the Name Executive Officer’s responsibilities following a change in control.

The Company and its subsidiaries have no employment contracts with any Named Executive Officers and there are no defined benefit or actuarial plans in place for any Named Executive Officers.

Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than the reimbursement of their expenses or as set out elsewhere in this Information Circular. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year. During the most recently completed financial year ended December 31, 2007, the Company did not have a pension plan for its Directors, officers or employees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended December 31, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	5,600,000	$0.13	426,236
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,600,000	$0.13	426,236

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2007, being the commencement of the Company’s last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or executive officer of the Company;

(b) any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

During the Company's financial year ended December 31, 2007, the Company paid or accrued $79,900 for management services to the President of the Company.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance

Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent members of the Board of Directors of the Company are Neal Iverson and Wes Franklin.

The non-independent director is Martin Cotter, President and Chief Executive Officer of the Company.

A majority of the Board is independent, and one director is an officer of the Company.

2. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s oil and gas properties and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

3. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

5. Compensation

The Board determines compensation for the directors and the CEO.

6. Other Board Committees

The Board has no other committees other than the audit committee, the stock option committee, and the compensation committee.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on April 12, 1999.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Audit Committee Charter

The audit committee is a committee of the board of directors of the Company that is independent of the Company’s management and represents the interests of the Company’s shareholders.

The audit committee is authorized by the board of directors to:

(a) oversee the process of selecting and appointing the Company’s external auditor,

(b) oversee the conduct of the audit, and

(c) have primary responsibility for the relationship between the Company and its external auditor.

Responsibilities of the Audit Committee

The audit committee must:

(a) take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

(b) determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

(c) meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction,

(d) establish, and monitor compliance with, the Company’s policies regarding (i) the auditor’s providing services beyond the scope of the Company’s audit, and (ii) the Company’s hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

(e) prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including (i) the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor’s independence, and (ii) the nature of any non-audit service contracts entered into and the amount of the related fees.

The Company’s audit committee is comprised of three directors: Martin Cotter, Wes Franklin and Neal Iverson. All audit committee members are “financially literate” (as defined in MI 52-110) and only Martin Cotter, the President, is not “independent”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.

 “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$24,500	Nil	$2,550	Nil
December 31, 2006	$25,400	Nil	$11,000	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reaffirm Stock Option Plan

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), shareholder approval of the Plan is required on an annual basis. Under the Exchange’s Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Plan is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is constituted as a “rolling” as opposed to a “fixed number” plan. Any previously granted options are governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan.

Options must be issued only on terms acceptable to the Exchange and the Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

“BE IT RESOLVED that, subject to regulatory approval:

1. the Company’s stock option plan (the “Plan”) be and it is hereby affirmed and approved;

2. the board of directors be authorized to grant options under and subject to the terms  and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2007.

Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:

Portrush Petroleum Corporation

Suite 700 – 595 Howe Street

Vancouver, British Columbia

Canada V6C 2T5

CERTIFICATE

The content and sending of this information circular has been approved by the Company’s board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 23rd day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

                       “Martin Cotter”

      Martin Cotter, Director and President

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
April 23, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
April 23, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2007	2006

ASSETS

Current
Cash	$ 34,617	$ 50,691
Receivables	46,949	127,873
Prepaids	24,183	22,559

	105,749	201,123

Advances on oil and gas properties	-	62,599
Oil and gas properties (Note 4)	514,105	1,347,654

	$ 619,854	$ 1,611,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 93,702	$ 58,616
Loan payable (Note 5)	103,047	-

	196,749	58,616

Future site restoration (Note 6)	36,022	10,494

	232,771	69,110

Shareholders' equity
Capital stock (Note 7)	13,590,071	13,508,437
Contributed surplus (Note 7)	595,755	486,968
Deficit	(13,798,743)	(12,453,139)

	387,083	1,542,266

	$ 619,854	$ 1,611,376

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

/s/ Martin Cotter	Director	/s/ Neil Iverson	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

REVENUE
Oil and gas revenue, net of royalties	$ 392,534	$ 777,455	$ 593,598

DIRECT COSTS
Depletion	1,233,325	399,036	122,269
Operating expenses	94,912	195,070	221,664

Total direct costs	(1,328,237)	(594,106)	(343,933)

EXPENSES
Consulting and administration fees	29,419	22,882	34,750
Interest expense	2,337	-	-
Investor relations	44,355	75,208	53,635
Management fees – related party	79,900	80,875	72,000
Office and miscellaneous	53,657	27,161	48,760
Professional fees	91,377	154,858	58,694
Shareholder costs	13,272	16,508	25,633
Stock-based compensation	46,671	205,385	75,193
Transfer agent and regulatory fees	22,219	19,795	25,546
Travel and promotion	10,644	11,977	8,488

Total expenses	(393,851)	(614,649)	(402,699)

Loss before other item	(1,329,554)	(431,300)	(153,034)

OTHER ITEM
Foreign exchange loss	(16,050)	(3,817)	(7,214)

Loss and comprehensive loss for the year	(1,345,604)	(435,117)	(160,248)

Deficit, beginning of year	(12,453,139)	(12,018,022)	(11,857,774)

Deficit, end of year	$(13,798,743)	$(12,453,139)	$(12,018,022)

Basic and diluted loss per share	$ (0.03)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	44,633,841	43,938,176	41,572,559

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(1,345,604)	$ (435,117)	$ (160,248)
Items not affecting cash:
Depletion	1,233,326	399,036	122,269
Write-off of accounts payable	-	-	(8,215)
Accrual of management fees	-	-	72,000
Stock-based compensation expense	46,671	205,385	75,193

Changes in non-cash working capital items:
(Increase) decrease in receivables	83,551	(52,305)	(5,955)
(Increase) decrease in prepaids	(1,624)	(22,559)	5,625
Increase (decrease) in accounts payable and accrued liabilities	35,086	(30,507)	(185,772)

Cash provided by (used in) operating activities	51,406	63,933	(85,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Repaid to related parties	-	(16,571)	(207,031)
Loan payable	103,047	-	-
Proceeds from issuance of capital stock	150,000	93,750	479,175
Share issuance costs	-	-	(24,942)
Capital stock purchased for cancellation	(6,250)	(40,000)	-

Cash provided by financing activities	246,797	37,179	247,202

CASH FLOWS FROM INVESTING ACTIVITIES
Advances on oil and gas properties	-	(62,599)	-
Oil and gas property recoveries	61,355	-	-
Oil and gas property expenditures	(375,632)	(177,368)	(47,096)

Cash used in investing activities	(314,277)	(239,967)	(47,096)

Change in cash during the year	(16,074)	(138,855)	115,003

Cash, beginning of year	50,691	189,546	74,543

Cash, end of year	$ 34,617	$ 50,691	$ 189,546

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2007	2006
Working capital (deficiency)	$ (91,000)	$ 142,507
Deficit	(13,798,743)	(12,453,139)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year.  Actual results could differ from these estimates. Significant accounts that require estimates relate to the impairment and depletion of oil and gas property interests, valuation allowances for future income tax assets, stock-based compensation and the valuation of warrants in private placements.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2007, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content.  The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties.  The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in the loss for the year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company uses the fair value-based method for stock-based compensation and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes.  Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2007, 2006 and 2005, the total number of potentially dilutive shares excluded from loss per share is 5,500,000, 5,880,000, 5,362,500 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.  The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company’s financial statements.

Assessing going concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Recent accounting pronouncements (cont’d…)

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

International financial reporting standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

4. CHANGE IN ACCOUNTING POLICY (cont’d…)

Financial instruments – recognition and measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

• Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

In accordance with this new standard, the Company has classified its financial instruments as follows:

• Cash is classified as held-for-trading.

• Receivables are classified as loans and receivables.

• Accounts payable and accrued liabilities and loan payable are classified as other liabilities.

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their fair values due to their short term nature.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

3. CHANGE IN ACCOUNTING POLICY (cont’d…)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

Comprehensive income (Section 1530)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. The presentation of “accumulated other comprehensive loss” in the shareholders’ equity section of the consolidated balance sheet is not required because the closing balance is nil.

4. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2007	2006

Oil and gas properties:
U.S.A., proved	$ 3,053,310	$ 2,879,005
Canada, unproved	335,087	109,616

	3,388,397	2,988,621

Less: Accumulated depletion	(2,874,292)	(1,640,967)

	$ 514,105	$ 1,347,654

At December 31, 2007, the oil and gas properties include $335,087 (2006 - $109,616) relating to unproved properties that have been excluded from the depletion calculation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

4. OIL AND GAS PROPERTIES (cont’d…)

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

During fiscal 2007, the Company paid net acquisition costs of $252,489 (2006 - $22,009) on an additional prospect located in Ontario, Canada. The Company has a 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2007, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $1,049,683 included in accumulated depletion.

The full cost ceiling test results as of December 31, 2007 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2008	$ 7.00	$ 76.93
2009	7.54	69.92
2010	7.45	71.49
2011	7.40	67.39

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

5. LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

As at December 31, 2007, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.   Subsequent to December 31, 2007, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$350,000.

6. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2007	2006

Asset retirement obligation, beginning of year	$ 10,494	$ 10,494
Liabilities incurred	25,528	-

Asset retirement obligation, end of year	$ 36,022	$ 10,494

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $52,739 (2006 - $10,494). The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2011.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	13,398,523	337,747
Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)

	44,058,792	13,548,437	486,968
Purchased for cancellation	(300,000)	(40,000)	-

Balance, December 31, 2006	43,758,792	13,508,437	486,968
Private placement	1,500,000	150,000	-
Finder’s fee	53,571	5,357	-
Stock-based compensation	-	-	46,671
Purchased for cancellation	(50,000)	(6,250)	-
Reclassification on cancellation	-	(62,116)	62,116
Share issuance costs	-	(5,357)	-

Balance, December 31, 2007	45,262,363	$ 13,590,071	$ 595,755

Common shares returned to treasury

On December 7, 2005, the Company cancelled 103,125 common shares that were held in escrow.

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During fiscal 2007, the Company purchased 50,000 (2006 – 300,000) common shares for $6,250 (2006 - $40,000) to return to treasury.  These 350,000 common shares were cancelled during fiscal 2007 resulting in a reclassification of $62,116 from capital stock to contributed surplus.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

During the year ended December 31, 2007, the Company issued the following units:

ii) 1,500,000 units at $0.10 per unit for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.12 per share expiring July 6, 2009. The Company issued 53,571 common shares valued at $5,357 as Finder’s Fees.

During the year ended December 31, 2006, the Company issued the following common shares:

ii) 625,000 common shares pursuant to the exercise of stock options for gross proceeds of $93,750.

During the year ended December 31, 2005, the Company issued the following common shares:

iii) 1,194,500 common shares pursuant to the exercise of stock options for proceed of $179,175.

iv) In September 2005, the Company issued 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.15 per share expiring September 14, 2007. The Company paid a finder’s fee and other issuance costs of $24,942.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options	300,000	$ 0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010

Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2004	1,444,559	$ 0.23	3,200,000	$ 0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15

Outstanding, December 31, 2005	2,387,500	0.16	2,975,000	0.15
Granted	-	-	2,725,000	0.15
Exercised	-	-	(625,000)	0.15
Expired/cancelled	(387,500)	0.20	(1,195,000)	0.15

Outstanding, December 31, 2006	2,000,000	0.15	3,880,000	0.15
Granted	1,500,000	0.12	1,625,000	0.10
Expired/cancelled	(2,000,000)	0.15	(1,405,000)	0.15

Outstanding, December 31, 2007	1,500,000	$ 0.12	4,100,000	$ 0.13

Number currently exercisable	1,500,000	$ 0.12	4,100,000	$ 0.13

Stock-based compensation

During the year ended December 31, 2007, the Company granted 1,625,000 (2006 – 2,725,000; 2005 – 1,349,500) stock options to directors and consultants at a weighted average fair value of $0.03 (2006 - $0.08; 2005 - $0.06) per option. As at December 31, 2007, all of these options had vested with an attributed stock-based compensation expense of $46,671 (2006 - $205,385; 2005 - $75,193) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used in the valuation of stock options granted:

	2007	2006	2005

Risk-free interest rate	4.5%	4.1%	3.4%
Expected life of options	3 years	1.4 years	2 years
Annualized volatility	52%	93%	81%
Dividend rate	0.00%	0.00%	0.00%

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash paid during the year for interest	$ 2,337	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2007 included:

f) Recognizing $2,627 in oil and gas recoveries through receivables.

g) Issuing 53,571 common shares at a value of $0.10 to pay $5,357 as finder’s fees for a private placement.

h) Incurring oil and gas property expenditures through advances paid previously of $62,599.

i) Reclassifying $62,116 from capital stock to contributed surplus on the purchase and cancellation of 350,000 common shares

j) Accruing future site restoration costs of $34,550

During the year ended December 31, 2006 the Company recognized $1,919 in oil and gas recoveries through receivables.

Significant non-cash transactions during the year ended December 31, 2005 included:

b) The accrual of future site restoration costs of $4,021.

b) The cancellation of 103,125 escrow shares with a value of $31,556.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

9. RELATED PARTY TRANSACTIONS

The Company paid management fees of $79,900 (2006 - $80,875; 2005 - $72,000) to a director.  Included in prepaid expenses as at December 31, 2007 is management fees of $21,533 (December 31, 2006 – $20,527).

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss for the year	$(1,345,604)	$ (435,117)	$ (160,248)

Expected income tax recovery	$ (457,854)	$ (157,870)	$ (54,794)
Non-deductible items for income tax purposes	435,255	209,857	56,503
Other items deductible for income tax purposes	(68,352)	(224,401)	(108,310)
Unrecognized benefits of non-capital losses	90,951	172,414	106,601

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Oil and gas properties	$ 450,114	$ 803,779
Mineral property and related exploration expenditures	214,605	83,016
Financing fees	7,035	18,116
Operating losses available for future periods	645,483	702,674

	1,317,237	1,607,585
Valuation allowance	(1,317,237)	(1,607,585)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

10. INCOME TAXES (cont’d…)

The Company has incurred operating losses of approximately $2,391,000 in Canada which, if unutilized, will expire through 2027. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

11. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $335,087 (2006 - $109,616) and the total amount of capital assets attributable to the U.S.A. is $179,388 (2006 - $1,238,038).

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company:

g) Negotiated an option to acquire up to a 90% interest in leases in the Chico Martinez oil field in Kern County, California, in conjunction with Petromark Energy Group.  The Company is currently evaluating the property, the development plans for the project and the final interest the Company may acquire.

h) Granted stock options to acquire 600,000 common shares exercisable at $0.10 per share expiring on January 23, 2010.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2007	2006

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 619,854	$ 1,611,376

Total liabilities under Canadian GAAP and United States GAAP	$ 232,771	$ 69,110

Capital stock, common shares returned to treasury and contributed surplus	14,185,826	13,995,405
under Canadian GAAP
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock, common shares returned to treasury and contributed surplus
under United States GAAP	14,945,122	14,754,701

Deficit under Canadian GAAP	(13,798,743)	(12,453,139)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)

Deficit under United States GAAP	(14,558,039)	(13,212,435)

Total shareholders' equity under United States GAAP	387,083	1,542,266

Total liabilities and shareholders' equity under United States GAAP	$ 619,854	$ 1,611,376

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Any impairment loss as a result of the ceiling test is to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties (cont’d…)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007, 2006 and 2005.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2007, 2006 and 2005.

For the year ended December 31, 2002 and prior, for United States GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2007, 2006, and 2005 was 44,633,841, 43,951,326 and 41,476,215, respectively.  Accordingly, the loss per share for the years ended December 31, 2007, 2006, and 2005 was $(0.03), $(0.01) and $(0.01), respectively.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements (cont’d…)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.

The Company does not expect that the adoption of these new accounting pronouncements will have a significant effect on its financial statements.

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has nine gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended December 31, 2007 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 28, 2008.

2007 Highlights

• Drilling has been completed on the first two wells of a new four well program in Mission River. The wells were drilled to a depth of 8,600 feet and the Company is waiting for the completion results of the second well. A total of four wells are planned. The Company holds a 10% working interest in the Mission River Project.

•  The Company has established a credit facility with a Texas based bank to finance future cash calls on the current Mission River drilling program.

• The Company drilled the Waubuno prospect in Ontario to a total depth of 729.0m without encountering a pinnacle reef. The well is considered a near miss of a pinnacle reef and the Company is planning a 3D seismic survey over the lands to pinpoint a drillable anomaly.

• Reported oil and gas revenues for the 12 month period ended December 31, 2007 was $392,534 compared to $777,455 for the same period in 2006, with a reported net loss of $0.03 per share for the period in 2007 compared to a net loss of $0.01 per share for fiscal 2006.

• During fiscal 2007, revenue from the original eight well Mission River drilling program declined at rate faster than forecast and accordingly the Company has decided to record a write-down of $1,049,683 which is included in accumulated depletion.

Oil and Gas Properties

Ontario prospects, Canada

The Company negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef.  The well encountered a number of “reef proximity indicators” including two zones of reef derived “Sucrosic Dolomite” in the upper A1 Carbonate formation.  The lower zone with 11.8’ of thickness gave up good oil showings while drilling.  The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion.  “Fracturing stimulation” is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef.  The 2D Seismic anomaly on which it was drilled is considered “sideswipe” to a pinnacle.   The Company is planning a more sophisticated 3D Seismic survey over the lands to pinpoint a drillable anomaly.  This survey might take place in February when the ground could be frozen.  This would minimize land damages in a very sensitive area. The well is presently being saved in anticipation of directionally drilling in the direction of the pinnacle subject to the seismic results.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

During fiscal 2007, the Company paid net acquisition of $252,489 (2006 - $22,009) on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Mission River Project, Texas U.S.A

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

During the period ended December 31, 2007, the operator announced plans to drill four additional wells. The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 and 7 wells. The first well, the Scanio/Shelton No.8 well was drilled to a depth of 8,600 feet in January, 2008. The second well, the Scanio/Shelton No. 10 well will be drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier. The number eight well is currently producing at a rate of approximately eight hundred thousand cubic feet of gas a day and forty five barrels of oil a day.

Lenox Project, Michigan U.S.A.

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Financial Information

	Year-end 12/31/07	Year-end 12/31/06	Year-end 12/31/05
Revenues (Net)	392,534	777,455	593,598
General and Administrative Expenses (not including stock based compensation) Stock Based Compensation Expenses	347,180 46,671	409,264 205,385	327,506 75,193
Write-off of receivable	Nil	Nil	Nil
Net Income (Loss) per share	(1,345,604) (0.03)	(435,117) (0.01)	(160,248) (0.01)
Working Capital (deficiency)	(91,000)	142,507	157,501
Oil & Gas Properties	514,105	1,347,654	1,571,241
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities (1)	$ 387,083 45,262,363	$ 1,542,266 43,758,792	$ 1,718,248 43,433,792

1. During the year ended December 31, 2007, the company returned to treasury and cancelled 50,000 common shares. During the year ended December 31, 2006, the Company returned to treasury 300,000 common shares that were later cancelled in 2007. During the year ended December 31, 2005, the Company cancelled 103,125 common shares that were held in escrow.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year ended December 31, 2007, the Company recorded gross revenue of $392,534 compared with $777,455 in 2006. Well operating expenses were $94,912 compared with $195,070 in the previous year and the Company recorded depletion expenses of $1,233,325 compared with $399,036 in 2006.

General and administration expenses before non-cash expenses were $347,180 compared with $409,264 for the same period in 2006. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $46,671. General and Administrative expenses decreased due to a decrease in investor relations and professional fees. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for the coming year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

As at December 31, 2007, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (1)	(2,207) (2)	(42,040) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(4)	(234,176)(5)	(40,487) (6)	(167,322)(7)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713	93,829	60,853
	Net Income (loss)	(73,191)	(91,248) (8)	(118,920) (9)	(1,062,245) (10)
	Basic and diluted Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

During the quarter, the Company recorded stock based compensation expenses of (1) $Nil, (2) $2,876, (3) $42,645, (4) $9,540, (5) $204,400, (6) $6,889, (7) $20,731, (8) $12,636, (9) $25,703, (10) $8,332

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Discussion of Fourth Quarter Results

Total revenues for the three month period ended December 31, 2007 decreased to $60,853 when compared to the previous quarter. Revenues decreased because of a decrease in production from the Lenox Project in Michigan and the Mission River project in Texas. The net loss for the three months ended December 31, 2007 increased to $1,062,245 when compared to the net loss from the previous quarter. Most administration expenses were consistent with previous quarters. However, there was an increase in depletion expense, a non-cash charge to operations, during the quarter resulting from an adjustment to reserve estimates on the US oil and gas properties.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Share Buy Back Program

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During fiscal 2007, the Company purchased 50,000 (2006 – 300,000) common shares for $6,250 (2006 - $40,000) to return to treasury.  These 350,000 common shares were cancelled during fiscal 2007 resulting in a reclassification of $62,116 from capital stock to contributed surplus.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,262,363

Stock options	4,700,000

Warrants	1,500,000

(See Note 7 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

 Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.  The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company’s financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Change in Accounting Policy

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

• Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

Subsequent to December 31, 2007, the Company:

a) Announced that Mr. Phil Pearce joined the Company’s advisory board.

i) Granted stock options for 600,000 common shares exercisable at $0.10 per share expiring on January 23, 2010.

j) Placed the Scanio/Sheldon No. 8 well in the Mission River property in Texas, on production. The well was drilled to a total depth of 8,600 feet.

k) Negotiated an option, in conjunction with Petromark Energy Group, to acquire up to a 90% interest in the leases for the Chico Martinez oil field in Kern County, California. The Company is currently evaluating the property and development plans and its level of participation in the project.

l) Announced that the second well of the new four well program, the Scanio/Shelton No. 10 well on the Mission River Property in Texas, will be drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier. The number eight well is currently producing at a rate of approximately eight hundred thousand cubic feet of gas a day and forty five barrels of oil a day.

PORTRUSH PETROLEUM CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on May 29, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Pacific Time, on May 27, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

13MA08104.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Portrush Petroleum Corporation (the "Company") hereby appoints: Martin Cotter, a Director of the Company, or failing this person, Neal Iverson, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Portrush Petroleum Corporation to be held at the Computershare Board Room, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 on May 29, 2008 at 11:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. **Determine the Number of Directors** - To determine the number of Directors at three.	☐	☐

	For	Withhold
2. **Election of Directors** Management recommends that you vote FOR all of the nominees listed below: Martin Cotter, Neal Iverson and Wesley Franklin. Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

	For	Withhold
3. **Appointment of Auditors** - To appoint Davidson & Company as Auditors of the Company and authorize the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Stock Option Plan** - To reaffirm the Company's Stock Option Plan.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

041422 AR0 PSHQ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: May 31, 2008             By: /s/ Neal Iverson

                                      Neal Iverson, Director